May 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Sherman and Li Xiao

Re:	AdaptHealth Corp.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 25, 2025
File No. 001-38399

Dear Ms. Sherman and Ms. Xiao:

This letter sets forth AdaptHealth Corp.’s (the “Company”) responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated May 16, 2025 with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2024 (the “2024 Form 10-K”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reclassifications, page 38

1.	Staff’s Comment: We see your disclosure that prior to the quarter ended December 31, 2024, you classified certain expenses, primarily related to revenue cycle management costs, as a component of Cost of net revenue in the Consolidated Statements of Operations. Beginning in the quarter ended December 31, 2024, you have reclassified these costs within General and administrative expenses to better align with common industry practice. Since it appears that these are significant adjustments, please tell us more about the nature of the expenses that were reclassified and why.

Response: The nature of the expenses that were reclassified relate to revenue cycle management (“RCM”) support function costs and other functional expenses. Indirect RCM functions include but are not limited to billing, invoicing, collection and cash application. Other functional expenses include certain departmental overhead costs that support the Company’s operations but are not directly attributable to a specific product or service.

Prior to the fourth quarter of 2024, the Company’s Chief Operating Officer (COO) was responsible for RCM support functions as well as other less material support functions not directly attributed to a specific product or service. In the fourth quarter of 2024, the Company’s new Chief Executive Officer (CEO) realigned responsibilities with the COO assuming responsibility for all revenue-generating and customer-facing activities (for example, order intake) and the Chief Financial Officer (CFO) assuming responsibility for indirect RCM functions as well as other functions not directly attributable to a specific product or service. The presentation of costs was then updated to align with the nature of the costs and the new management responsibilities, with costs associated with the COO’s revenue-generating and customer-facing responsibilities mapped to Cost of Net revenue and costs associated with the CFO’s administrative responsibilities mapped to General and administrative. The reclassifications better reflect the nature of the costs, how the business is being managed by the Company’s new CEO and better aligns with how such costs are presented by other public healthcare companies.

Consolidated Results of Operations

Net Revenue, page 43

2.	Staff’s Comment: We see that, overall, you attribute the increase in net revenue to non-acquired growth of $56.3 million. Please respond to the following:
•	Tell us and revise future filings to define how you calculate non-acquired growth and disclose any changes in your calculations, if any, and
•	Tell us how management uses this measure as part of their overall analysis, as we do not see any significant reference to non-acquired growth in your Earnings Release or on your Earnings Call.

Response: The Company defines the calculation of non-acquired growth as the increase in net revenue of businesses that the Company has owned for a year or more based on the month of acquisition. We currently plan to continue to utilize this calculation in future filings and will disclose any changes in the calculation should they occur. In future filings, the Company will disclose this definition. Management uses non-acquired growth as a measure of how the Company organically grows by increasing net revenue within its existing operations using its own resources. The Company references and defines non-acquired growth in its supplemental investor presentation but has referred to it in recent earnings releases and earnings calls synonymously as “organic growth”. In future filings and earnings materials and calls, the Company will use the term non-acquired growth to ensure consistency.

3.	Staff’s Comment: Your discussion of the increases in net revenue from your sleep health segment and respiratory health segment both indicate that the increases were related to strong patient demand which appear vague and repetitive. Please revise your disclosure to provide a more comprehensive and substantive explanation of the key underlying factors that resulted in the increase. In addition, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. Please provide further explanation to us and revise future filings accordingly to address our concerns.

Response: In future disclosures, the Company will avoid using vague and general terms as factors to describe the period over period changes in net revenue. The increase in net revenue for the Company’s Sleep Health and Respiratory Health segments for the periods included in the 2024 Form 10-K were primarily related to higher patient census for certain products included in each segment, which is the key underlying factor for the change in net revenue. In future filings, the Company will include quantification when changes in financial statement line items are the result of several factors. Set forth below is an illustrative example of updated disclosure:

Sleep Health – Net revenue

Net revenue from the Sleep Health segment increased by $57.5 million, or 4.5%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, and increased by $187.9 million, or 17.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. These increases were due to higher patient census primarily from sales of CPAP resupply products. The increase for the year ended December 31, 2024 compared to the year ended December 31, 2023 was also attributable to higher revenues generated from capitated revenue arrangements.

Respiratory Health

Net revenue from the Respiratory Health segment increased by $36.6 million, or 6.0%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, and increased by $60.4 million, or 10.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. These increases were due to higher patient census primarily from fixed monthly equipment reimbursements for oxygen equipment products. The increase for the year ended December 31, 2024 compared to the year ended December 31, 2023 was also attributable to higher revenues generated from capitated revenue arrangements.

Financial Statements

Note 3. Acquisitions, page 87

4.	Staff’s Comment: We see your disclosure that you acquired certain assets from a provider of home medical equipment for a cash payment of $9.5 million, most of which was allocated to goodwill. Please clarify for us if this is an asset acquisition or a business combination. Since it appears to be an asset acquisition based upon your disclosure, it is unclear why you recorded any amounts to goodwill. See ASC 805-50-30-3.

Response: The acquisition disclosed was accounted for as a business combination based on an analysis of the nature of the transaction. The transaction was described as an acquisition of certain assets of a provider of home medical equipment since legally the Company purchased certain assets from the acquiree in connection with an Asset Purchase Agreement. The Company analyzed the substance of the transaction and considered whether the acquisition met the definition of a business to be accounted for under ASC 805. In considering the proper accounting for the transaction, we evaluated ASU 2017-01, Business Combinations (Topic 805): Clarifying The Definition of a Business (“ASU 2017-01”), which updated the definition of a business combination and thus, changed the framework for determining whether a set of assets and activities constitutes a business.

The Company acquired all of the inventory of the home medical equipment used by patients serviced by the acquiree and all right, title and interest to all furniture, fixtures, equipment and other operating assets located and in use at the facilities related to the acquiree’s home medical equipment operations. Additionally, the Company acquired the employees, systems and processes of the acquiree’s home medical equipment operations. We note that the goodwill related to the transaction represented 95% of the recorded assets, thus, substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or group of similar identifiable assets.

Further, to assess whether a substantive process was acquired, the Company considered the guidance in ASC 805 and ASU 2017-01 that states “when evaluating whether a set is a business, the presence of more than an insignificant amount of goodwill may be an indicator that the acquired process is substantive and, therefore, the acquired set is a business.” As disclosed in the 2024 Form 10-K, based on the allocation of the consideration paid to the tangible assets acquired, there was more than an insignificant amount of goodwill acquired ($9.1 million, representing 95% of the consideration paid), and therefore we determined that the Company acquired a substantive process that when applied to the inputs have the ability to create outputs, which indicates that the Company acquired a business in the transaction.

Based on the above analysis, the Company concluded that the acquired set of assets met the definition of a business as defined in ASC 805 and ASU 2017-01 and as such the transaction was accounted for as a business combination. In future disclosures, for similar transactions, the Company will clarify whether a transaction was accounted for as a business combination based on the nature of the transaction.

* * *

If you have any questions related to this letter, please contact the undersigned at (610) 424-4515.

Sincerely yours,

/s/ Jason Clemens
Name: Jason Clemens
Title: Chief Financial Officer

CC: Suzanne Foster

Chief Executive Officer and Director

AdaptHealth Corp.

555 East North Lane, Suite 5075

Conshohocken, PA 19428